Exhibit 99.2

ANNUAL REPORT 2006

SILVER
WHEATON IS
THE LARGEST
MINING
COMPANY
WITH 100%
OF ITS
REVENUE
FROM THE
SALE OF
SILVER

CORPORATE PROFILE

Silver Wheaton is the largest mining company with 100% of its revenue from the sale of silver. Having silver purchase contracts with three separate mines, the Company expects to sell approximately 15 million ounces of silver in 2007, growing to 20 million ounces by 2009. The Company purchases all of the silver production from the Goldcorp mines in Mexico and the Zinkgruvan mine in Sweden, together with a portion of the silver production from Glencore’s Yauliyacu mine in Peru. Silver Wheaton’s unique and simple business model is designed to create long-term shareholder value, providing for strong upside potential with downside protection. Silver Wheaton is unhedged and well positioned for further growth.

2006 HIGHLIGHTS

-

Net earnings of $85.2 million ($0.40 per share) from the sale of 13.5 million ounces of silver, compared to $25.3 million ($0.15 per share) from the sale of 9.7 million ounces of silver in 2005.

-

Operating cash flows of $104.7 million (2005 - $30.0 million).

-

Silver Wheaton amended its silver purchase contract with Goldcorp, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton.  Total consideration paid by Silver Wheaton was $136 million.

-

The Company entered into a silver purchase contract with Glencore International AG, to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru.  Total consideration paid was $285 million.  In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment commencing in 2009.

-

The Company completed a $175 million (Cdn$200 million) public offering of 16.6 million common shares at a price of Cdn$12.00 per share, on a bought deal basis.  The proceeds were used primarily to repay bank debt drawn down to partially finance the Yauliyacu acquisition.

-

In May 2006, the Company began trading on the New York Stock Exchange under the symbol SLW.

-

The Company entered into an agreement with Goldcorp, whereby Silver Wheaton received a right of first refusal on future silver purchase contracts relating to the Peñasquito project in Mexico.

-

Silver Wheaton invested $50.8 million to acquire significant ownership positions in publicly traded companies owning substantial undeveloped silver resources.

-

Silver Wheaton was recently recognized as the strongest, and one of the fastest growing, public companies in the Vancouver Sun’s Business BC Top 100 Companies. The list was compiled by experts from Ernst & Young and the Sauder School of Business at the University of British Columbia, and included long time business leaders such as Teck Cominco, Goldcorp and Telus.

SUMMARIZED FINANCIAL RESULTS

	DEC 31 2006	DEC 31 2005	DEC 31 2004
	(12 MONTHS)	(12 MONTHS)	(4 MONTHS)
Silver sales ($000’s)	$158,541	$70,895	$10,986
Ounces (000’s)	13,531	9,702	1,505
Average realized silver price ($’s per ounce)	$11.72	$7.31	$7.30
Total cash cost ($’s per ounce)[1]	$3.90	$3.90	$3.90
Net earnings ($000’s)	$85,220	$25,291	$1,765
Earnings per share
Basic	$0.40	$0.15	$0.02
Diluted	$0.37	$0.15	$0.02
Cash flow from operations ($000’s)	$104,722	$29,971	$5,741
Cash and cash equivalents ($000’s)	$59,994	$117,741	$19,989
1) Refer to discussion on Non-GAAP measures

LETTER

TO

SHAREHOLDERS

DEAR SHAREHOLDERS,

The past year was a remarkable one for Silver Wheaton. Our stock price was up 81%, outperforming most of our peers and the price of silver. We generated record earnings and cash flows of US$85 million and US$105 million, respectively, on the back of a 40% increase in the number of silver ounces sold.

The year 2006 also marked an important turning point in the brief history of Silver Wheaton. Since its inception in late 2004, the Company has performed exceptionally well, even with limited management resources. In April, 2006, that all changed when a full time management team was put in place to fully leverage Silver Wheaton’s unique business model. We now have a team of nine professionals, devoting their efforts to growing shareholder value, and forming what is arguably the best acquisitions team in the industry.

This past year we focused on marketing the Silver Wheaton brand name, both to potential shareholders and to potential business partners, and on building a sound platform for future growth. Early in the year, we expanded our agreement with Goldcorp to increase the number of ounces expected to be delivered by Goldcorp over the 25 year period by 100 million ounces, to 220 million ounces, and eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton. We also entered into a 20 year agreement with Glencore, increasing our annual silver sales by almost 50%.

We invested over US$50 million to acquire significant ownership positions in publicly traded companies that own substantial undeveloped silver resources. These investments represent long-term growth opportunities for your Company.

We now have strategic business partnerships with Goldcorp, Lundin Mining and Glencore, some of the fastest growing and most successful mining companies in their respective sectors. Goldcorp’s recent acquisition of Glamis reflects the power of these partnerships, resulting in Silver Wheaton obtaining exclusive negotiating rights, and a right of first refusal regarding future silver production, from the massive Peñasquito Project in Mexico – the largest undeveloped silver project in the world.

Our unique business model has now been proven to add value for both parties. In the case of the vendor, it appeals to base metal and gold mining companies by allowing them to realize the value of their by-product silver production up-front, giving them funding to grow their primary business.

For Silver Wheaton and its shareholders, it generates strong earnings and cash flows, while providing organic growth without any ongoing capital expenditures. Because of our unique corporate structure, the Company does not pay tax on any of its current silver sales. These facts combined, mean that almost all of the cash flow we produce is available to re-invest for further growth.

Over 70% of all silver is produced as a by-product from either gold or base metal mines. Our goal is to partner with the best of these mines to obtain all or a portion of the silver that they produce. Partnering with the best operators and the lowest cost mines around the world, helps mitigate the geo-political and operating risks faced by many mining companies today.

Silver also had an excellent year. With the introduction of a silver ETF and a large gain in the price of the commodity, interest in silver as an investment vehicle has been renewed, after a long hiatus. Manufacture demand has also been increasing for the last several years and new applications for silver use are emerging that should add to that increasing demand. This positions Silver Wheaton as an ideal investment for those interested in maximum exposure to silver, with our great leverage to the silver price and strong growth potential. Silver Wheaton makes a compelling story in the precious metals industry.

With the strong ground-work laid in 2006, we anticipate that 2007 will be a year of great growth for Silver Wheaton. We will remain a pure silver company and do not intend to build or operate mines ourselves. Our current partnerships with companies that produce by-product silver have been incredibly successful and we intend to duplicate this model over and over again. It is our number one goal to remain the leading silver company in the world.

Respectfully yours,

/s/ Peter Barnes

PETER BARNES

President and Chief Executive Officer

March, 2007

4	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2006

This Management’s Discussion and Analysis should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2006 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  The Company’s accounting policies are consistent with United States generally accepted accounting principles in all material respects except as outlined in note 14 to the consolidated financial statements.  This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted.  This Management’s Discussion and Analysis has been prepared as of March 16, 2007.

2006 HIGHLIGHTS

-

Net earnings of $85.2 million ($0.40 per share) from the sale of 13.5 million ounces of silver, compared to $25.3 million ($0.15 per share) from the sale of 9.7 million ounces of silver in 2005.

-

Operating cash flows of $104.7 million (2005 - $30.0 million).

-

Cash and cash equivalents at December 31, 2006 of $60.0 million (December 31, 2005 - $117.7 million).

-

Silver Wheaton amended its silver purchase contract with Goldcorp, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton.  Total consideration paid by Silver Wheaton was $136 million.

-

The Company entered into a silver purchase contract with Glencore International AG, to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru.  Total consideration paid was $285 million.  In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment commencing in 2009.

-

The Company completed a $175 million (Cdn$200 million) public offering of 16.6 million common shares at a price of Cdn$12.00 per share, on a bought deal basis.  The proceeds were used primarily to repay bank debt drawn down to partially finance the Yauliyacu acquisition.

-

The Company began trading on the New York Stock Exchange under the symbol SLW.

-

The Company entered into an agreement with Goldcorp, whereby Silver Wheaton received a right of first refusal on future silver purchase contracts relating to the Peñasquito Project in Mexico.

-

Silver Wheaton invested $50.8 million to acquire significant ownership positions in publicly traded companies owning substantial undeveloped silver resources.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a growth-oriented silver company, and is the largest mining company with 100% of its revenue from silver production. The Company’s goal is to be recognized as the most profitable and best managed silver company in the world.

The Company has entered into three long-term silver purchase contracts with Goldcorp (Luismin mines in Mexico), Lundin Mining (Zinkgruvan mine in Sweden) and Glencore (Yauliyacu mine in Peru), whereby Silver Wheaton acquires silver production from the counterparties at a fixed price of $3.90 per ounce, subject to an inflationary adjustment.  As a result, the primary drivers behind the Company’s financial results are the volume of silver production at the various mines and the price of silver.

Silver Wheaton was recently recognized as the strongest, and one of the fastest growing, public companies in the Vancouver Sun’s Business BC Top 100 Companies.  The list was compiled by experts from Ernst & Young and the Sauder School of Business at the University of British Columbia, and included long time business leaders such as Teck Cominco, Goldcorp and Telus.

The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.   Silver Wheaton is actively pursuing further growth opportunities.

5	MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL RESULTS

During 2004, the year end of the Company was changed from August 31 to December 31. The current fiscal period ended December 31, 2006 includes the results of operations for the year then ended. Comparative figures are for the year ended December 31, 2005, the four months ended December 31, 2004 and the twelve months ended August 31, 2004.

	DECEMBER 31 2006 (12 MONTHS)	DECEMBER 31 2005 (12 MONTHS)	DECEMBER 31 2004 (4 MONTHS)	AUGUST 31 2004 (12 MONTHS)
Silver sales ($000's)	$158,541	$70,895	$10,986	$-
Ounces (000’s)	13,531	9,702	1,505	-
Average realized silver price ($'s per ounce)	$11.72	$7.31	$7.30	$-
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$3.90	$-
Net earnings (loss) ($000's)	$85,220	$25,291	$1,765	$(151)
Earnings (loss) per share
Basic	$0.40	$0.15	$0.02	$(0.09)
Diluted	$0.37	$0.15	$0.02	$(0.09)
Cash flow from (used in) operations ($000's)	$104,722	$29,971	$5,741	$(44)
Cash and cash equivalents ($000's)	$59,994	$117,741	$19,989	$320
Total assets ($000's)	$662,893	$266,151	$156,988	$53,491
Total liabilities ($000’s)	$21,354	$1,961	$2,557	$3,320
Shareholders' equity ($000's)	$641,539	$264,190	$154,431	$50,171
1) Refer to discussion on Non-GAAP measures

QUARTERLY FINANCIAL RESULTS

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver sales ($000's)	$43,651	$41,766	$47,413	$25,711	$17,474	$18,081	$19,263	$16,077
Ounces (000’s)	3,534	3,520	3,805	2,672	2,176	2,535	2,668	2,323
Average realized
silver price
($'s per ounce)	$12.35	$11.86	$12.46	$9.62	$8.03	$7.13	$7.22	$6.92
Total cash cost
($'s per ounce)[1]	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90
Net earnings ($000's)	$23,762	$22,518	$25,159	$13,781	$7,009	$6,378	$6,722	$5,182
Earnings per share
Basic	$0.11	$0.10	$0.12	$0.07	$0.04	$0.04	$0.04	$0.03
Diluted	$0.10	$0.09	$0.11	$0.07	$0.04	$0.04	$0.04	$0.03
Cash flow from
operations
($000's)	$29,829	$28,262	$32,699	$13,932	$7,661	$7,889	$9,271	$5,150
Cash and cash
equivalents
($000's)	$59,994	$61,950	$51,637	$8,368	$117,741	$26,608	$33,279	$24,014
Total assets
($000's)	$662,893	$638,123	$614,349	$578,150	$266,151	$173,871	$167,056	$160,355
Total liabilities
($000’s)	$21,354	$21,202	$20,885	$181,317	$1,961	$426	$586	$702
Shareholders'
equity ($000's)	$641,539	$616,921	$593,464	$396,833	$264,190	$173,445	$166,470	$159,653
1) Refer to discussion on Non-GAAP measures

6	MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver.  The number of ounces of silver sold during the three months ended December 31, 2006 was impacted by a temporary reduction in the silver grades at Luismin and Yauliyacu.  The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company has four business segments, the silver produced by the Luismin, Zinkgruvan and Yauliyacu mines, and corporate operations. The acquisition of silver from the Yauliyacu mine began in May 2006.

	YEAR ENDED DECEMBER 31, 2006
	LUISMIN	ZINKGRUVAN	YAULIYACU	CORPORATE	TOTAL
Silver sales ($000's)	$103,850	$18,903	$35,788	$-	$158,541
Ounces (000’s)	8,978	1,686	2,867	-	13,531
Average realized silver
price ($'s per ounce)	$11.57	$11.21	$12.48	$-	$11.72
Total cash cost
($'s per ounce)[1]	$3.90	$3.90	$3.90	$-	$3.90
Net earnings (loss) ($000's)	$65,691	$9,506	$14,034	$(4,011)	$85,220
Cash flow from operations ($000's)	$68,293	$13,152	$24,607	$(1,330)	$104,722
1) Refer to discussion on Non-GAAP measures

	YEAR ENDED DECEMBER 31, 2005
	LUISMIN	ZINKGRUVAN	CORPORATE	TOTAL
Silver sales ($000's)	$57,406	$13,489	$-	$70,895
Ounces (000’s)	7,886	1,816	-	9,702
Average realized silver price ($'s per ounce)	$7.28	$7.43	$-	$7.31
Total cash cost ($'s per ounce)[1]	$3.90	$3.90	$-	$3.90
Net earnings (loss) ($000's)	$23,721	$3,335	$(1,765)	$25,291
Cash flow from operations ($000's)	$26,485	$4,340	$(854)	$29,971
1) Refer to discussion on Non-GAAP measures

LUISMIN

On October 15, 2004, a 100% owned subsidiary of the Company, Silver Wheaton (Caymans) Ltd. (“SW Caymans”), entered into a contract to purchase all of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years, for an upfront payment of $36.7 million in cash and 108 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on October 15, 2007).  Under this contract, Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.

On March 30, 2006, in connection with Goldcorp’s plans to expand the San Dimas mine, Goldcorp and Silver Wheaton amended the contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares and a $20 million non-interest bearing promissory note due on March 30, 2007.  As a result of this planned expansion, increased production is expected to approximate 100 million ounces of silver over the remaining term of the silver purchase contract.  It is projected that Luismin’s annual silver production will approximate 9 million ounces in 2007, increasing to 13 million ounces by 2009 and thereafter.

7	MANAGEMENT’S DISCUSSION AND ANALYSIS

Under the contract, Silver Wheaton is entitled to purchase a 49% interest in production, development or exploration properties acquired by Goldcorp in Mexico until October 15, 2007. In connection with Goldcorp’s recent acquisition of Glamis Gold Ltd. (“Glamis”), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Goldcorp has agreed to negotiate exclusively with Silver Wheaton, for a period of 180 days from the date of Goldcorp’s acquisition of Glamis (November 4, 2006), for the potential purchase by Silver Wheaton of a portion of the future production of silver to be mined from the Peñasquito Project. If Silver Wheaton and Goldcorp are not successful in entering into a silver purchase agreement on the Peñasquito Project during such time, Silver Wheaton will retain a right of first refusal on any future silver purchase agreements based on the Peñasquito Project, for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton.  On December 7, 2006, Goldcorp sold 18 million shares of Silver Wheaton to the general public and as a result, at December 31, 2006, Goldcorp owned 49% of the Company’s common shares.

During 2006, SW Caymans purchased 9.0 million ounces (2005 - 7.9 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $11.57 per ounce (2005 - $7.28 per ounce).  The Company’s cash flows and net earnings under the Luismin silver purchase contract for the year ended December 31, 2006 were $68.3 million (2005 - $26.5 million) and $65.7 million (2005 - $23.7 million), respectively.

At December 31, 2005, the Luismin mines had proven and probable reserves of 45.4 million ounces of silver and inferred resources of 188.4 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).  Luismin has historically converted resources into reserves at a rate of approximately 90%.

The results of the Luismin mine operations for the years ended December 31, 2006 and 2005 are shown below:

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore milled (tonnes)	285,800	276,700	267,400	255,800	250,600	244,000	218,700	199,000
Grade
(grams/tonne)[1]
Gold	6.07	6.50	6.61	6.18	5.57	5.55	6.23	6.59
Silver	296	316	358	348	298	332	310	335
Recovery (%)
Gold	94%	94%	94%	94%	94%	94%	95%	95%
Silver	90%	89%	89%	87%	88%	88%	91%	88%
Production (ounces)
Gold	52,600	54,400	53,700	47,800	42,200	41,000	41,800	40,000
Silver	2,118,200	2,233,200	2,388,400	2,192,000	1,855,700	2,005,700	1,974,400	1,894,000
Sales (ounces)
Gold	52,200	53,400	54,900	46,500	42,200	39,100	44,000	38,300
Silver	2,146,220	2,213,500	2,447,500	2,171,000	1,819,800	2,003,800	2,088,000	1,974,400
1) Grades exclude Nukay, a Luismin mine, which does not produce silver

ZINGKGRUVAN

On December 8, 2004, SW Caymans entered into a contract to purchase all of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden (“Zinkgruvan”) for the life of mine.  During 2006, SW Caymans purchased 1.6 million ounces (2005 - 1.7 million ounces) of silver under the contract at a total cash cost of $3.90 per ounce, and sold 1.7 million ounces (2005 - 1.8 million ounces) for an average price of $11.21 per ounce (2005 - $7.43 per ounce).   The Company’s cash flows and net earnings under the Zinkgruvan silver purchase contract for 2006 were $13.2 million (2005 - $4.3 million) and $9.5 million (2005 - $3.3 million), respectively.

As at December 31, 2005, Zinkgruvan had proven and probable silver reserves of 25.8 million ounces, measured and indicated silver resources of 6.8 million ounces and inferred silver resources of 29.4 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).  The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

8	MANAGEMENT’S DISCUSSION AND ANALYSIS

YAULIYACU

On March 23, 2006, SW Caymans entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006.  In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During May 2006, the Company began purchasing silver under the contract and during the year, SW Caymans purchased 2.9 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $12.48 per ounce.  The Company’s cash flows and net earnings under the Yauliyacu silver purchase contract for 2006 were $24.6 million and $14.0 million, respectively.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.  In addition, Silver Wheaton has an option to extend the 20 year term of the contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2005, Yauliyacu had proven and probable silver reserves of 12.9 million ounces, measured and indicated silver resources of 52.2 million ounces and inferred silver resources of 64.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

CORPORATE

(in thousands)	DECEMBER 31 2006 (12 MONTHS)	DECEMBER 31 2005 (12 MONTHS)	DECEMBER 31 2004 (4 MONTHS)	AUGUST 31 2004 (12 MONTHS)
General and administrative[1]	$5,700	$2,443	$5,427	$55
Interest expense	717	-	-	-
Debt financing costs	974	-	-	-
Project evaluation	211	91	69	-
Interest income	(3,221)	(705)	(255)	-
Foreign exchange gain	(370)	(64)	(2,687)	-
Corporate net loss	$4,011	$1,765	$2,554	$55
1) Stock based compensation (a non cash item)
Included in general and administrative	$1,786	$463	$5,046	$10

General and administrative expenses totaled $5,700,000 during 2006 compared with $2,443,000 during 2005.  This increase resulted primarily from increased insurance costs, increased salary and stock based compensation expenses incurred as a result of hiring additional employees, and a one-time New York Stock Exchange listing fee of $250,000.  Stock based compensation expense during 2006, a non cash item, included $1.7 million (2005 - $0.4 million) of amortization of the fair value of share purchase options issued, which was determined using the Black-Scholes option valuation method.  During the year, 15,000 (2005 - 14,061) restricted share rights and 550,000 (2005 - 630,000) share purchase options were issued.

Interest expense totaled $717,000 during the year, as a result of utilizing debt financing to fund the Yauliyacu transaction. Upfront debt financing costs of $1,124,000 were incurred, of which $950,000 were amortized to income during the year.

Project evaluation expenses of $211,000 (2005 - $91,000) were incurred in pursuing additional silver acquisition opportunities.

Interest income during the year of $3,221,000 (2005 - $705,000) was the result of interest earned on cash balances held in short-term money market instruments.

During the year, a foreign exchange gain of $370,000 (2005 - $64,000) was realized, as a result of the Company holding a portion of its cash balances in Canadian dollars, while the Canadian dollar increased in value against the US dollar (the Company’s functional currency).

9	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES – TOTAL CASH COSTS PER OUNCE OF SILVER CALCULATION

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures including total cash costs of silver on a sales basis.  These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  During the year ended December 31, 2006, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.90 per ounce of silver.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had cash and cash equivalents of $60.0 million (December 31, 2005 - $117.7 million) and working capital of $40.0 million (December 31, 2005 - $118.7 million), which includes a $20.0 million promissory note due to Goldcorp relating to the amendment of the Luismin silver purchase contract.  During the year, the Company generated operating cash flows of $104.7 million compared with $30.0 million during 2005.  In the opinion of management, these are sufficient to support the Company’s normal operating requirements on an ongoing basis.

LONG TERM INVESTMENTS

During the year, Silver Wheaton invested $50.8 million to acquire significant ownership positions in publicly traded companies owning substantial undeveloped silver resources. At December 31, 2006, the Company held investments in such companies at a cost of $66.0 million, with a market value of $105.5 million.

Bear Creek

During 2006, Silver Wheaton acquired 2,314,600 shares of Bear Creek Mining Corp. (“Bear Creek”), at a cost of $18.5 million (Cdn$20.6 million).  As a result, at December 31, 2006, Silver Wheaton owned 7,676,505 common shares and warrants exercisable to acquire an additional 270,000 common shares, representing approximately 19.1% of the outstanding shares of Bear Creek on an undiluted basis.  At December 31, 2006, the book value of the Company’s investment in Bear Creek was $32.2 million and the fair value was $62.4 million.

Revett

During 2006, Silver Wheaton acquired by way of private placement 9,600,000 units of Revett Minerals Inc. (“Revett”), at a price of Cdn$1.13 per unit for total consideration of $9.5 million (Cdn$10.9 million).  The units are comprised of one common share and one quarter of one share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Revett at a price of Cdn$1.36 for a period of 30 months from the date of issuance.  At December 31, 2006, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17.2% of the outstanding shares of Revett on an undiluted basis. At December 31, 2006, the book value of the Company’s investment in Revett was $11.3 million and the fair value was $14.1 million.

Sabina

During 2006, Silver Wheaton acquired by way of private placement 7,800,000 units of Sabina Silver Corporation (“Sabina”), at a price of Cdn$1.65 per unit for total consideration of $11.2 million (Cdn$12.9 million).  The units are comprised of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Sabina at a price of Cdn$2.75 for a period of four years from the date of issuance.

At December 31, 2006, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 14.1% of the outstanding shares of Sabina on an undiluted basis.  At December 31, 2006, the book value of the Company’s investment in Sabina was $11.2 million and the fair value was $16.2 million.

YAULIYACU SILVER PURCHASE CONTRACT

On March 23, 2006, the Company entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year, for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006.  In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009).

10	MANAGEMENT’S DISCUSSION AND ANALYSIS

LUISMIN SILVER PURCHASE CONTRACT AMENDMENT

On March 30, 2006, Goldcorp and Silver Wheaton amended their existing contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares and a $20 million non-interest bearing promissory note due on March 30, 2007.

BANK DEBT

In March 2006, the Company entered into a credit agreement with the Bank of Nova Scotia, as lead arranger and administrative agent, to borrow $100 million under a non revolving term loan (the “Term Loan”) and $25 million under a revolving term loan (the “Revolving Loan”) in order to partially finance the acquisition of the Yauliyacu silver purchase contract.  During April 2006, both the Term Loan and the Revolving Loan were repaid in full. The Term Loan was cancelled upon repayment, while the Revolving Loan facility remains available.

PUBLIC OFFERING

On April 20, 2006, the Company raised gross proceeds of $175 million (Cdn$200 million) from a public offering of 16,644,000 shares at a price of Cdn$12.00 per share.  The proceeds were used to repay $120 million of bank debt and a $40 million promissory note due to Glencore.

CONTRACTUAL OBLIGATIONS

In connection with the Luismin and Zinkgruvan silver purchase contracts, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.  This inflationary adjustment, which will begin in 2007, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum.  In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to adjustment.  This inflationary adjustment, which will begin in 2009, is subject to a minimum of 1.0% and a maximum of 1.65% per annum.

DISCONTINUED OPERATIONS

Effective February 25, 2004, the Company sold its subsidiary, Dial Locksmith Ltd. for cash proceeds of Cdn$325,000 to a group that included former directors and shareholders of the Company.

SHARE CAPITAL

During the year, the Company received cash proceeds of $7.0 million (2005 - $2.0 million) from the exercise of 2,477,334 (2005 - 710,000) share purchase options at a weighted average exercise price of Cdn$3.27 per option.  As of March 16, 2007, there were 221,280,544 outstanding common shares, 4,548,833 share purchase options and 165,312,000 share purchase warrants, which are convertible into 39,287,120 common shares.

RISKS AND UNCERTAINTIES

The primary risk factors affecting the Company and its profitability include fluctuations in silver production, currency fluctuations, government regulation, foreign operations, income taxes and changes in silver prices.

SILVER PRODUCTION

The Company has agreed to purchase all of the silver produced by the Luismin and Zinkgruvan mines and up to 4.75 million ounces per year, based on the production from the Yauliyacu mine.  Other than the security interests which have been granted to Silver Wheaton, the Company has no contractual rights relating to the operations of Luismin, Zinkgruvan or Yauliyacu nor does it have any legal ownership in or operational control of the mines. Other than the penalties payable by Luismin, Zinkgruvan and Yauliyacu to Silver Wheaton if, at the end of the Luismin, Zinkgruvan or Yauliyacu Guarantee Period, as applicable, the total number of ounces of silver sold to Silver Wheaton is less than the applicable minimum amount, the Company will not be entitled to any compensation if Luismin, Zinkgruvan or Yauliyacu does not meet its forecasted silver production targets in any specified period or if Luismin, Zinkgruvan or Yauliyacu shut down or discontinue their mining operations in Mexico, Sweden and Peru, respectively, on a temporary or permanent basis.

CURRENCY FLUCTUATIONS

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Silver is sold in US dollars and a portion of the Company’s costs are incurred in Canadian dollars. From time to time, the Company may transact currency hedging to reduce the risk associated with currency fluctuations.  There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.

11	MANAGEMENT’S DISCUSSION AND ANALYSIS

GOVERNMENT REGULATIONS

The mining, processing, development and mineral exploration activities of the companies that Silver Wheaton purchases silver from are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could result in production disturbances.

FOREIGN OPERATIONS

SW Caymans purchases silver from companies that operate in Mexico, Sweden and Peru, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary between the three countries and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risk of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Failure for these companies to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

INCOME TAXES

The purchase of silver from the mines and the sales to various third party customers is performed by its wholly owned subsidiary SW Caymans, which is not subject to income taxes.  Changes to taxations laws in either Canada or the Cayman Islands, could result in some or all of the Company’s profits being subject to income tax. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to income tax.

SILVER PRICES

Profitability of the Company depends on silver prices. A $1.00 per ounce change in the price of silver would impact 2007 net earnings by approximately $15 million.

Silver prices are affected by numerous factors such as the sale or purchase of silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver producing countries throughout the world.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company’s consolidated financial statements describes all of the significant accounting policies.

SILVER CONTRACTS

Silver contracts are a significant asset of the Company, with a carrying value of $534.7 million at December 31, 2006. This amount represents the capitalized expenditures related to the acquisition of the Luismin, Zinkgruvan and Yauliyacu silver purchase contracts.  Luismin, Zinkgruvan and Glencore estimate the reserves and resources relating to each contract.  Silver Wheaton uses these estimates to determine the estimated number of ounces that will be acquired from each operation and the cost of these assets is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract. Evaluations of the carrying values of each contract are undertaken annually to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs.  If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.  At December 31, 2006, no write-down was required.

12	MANAGEMENT’S DISCUSSION AND ANALYSIS

INCOME TAX

As the Company’s profit is derived from its subsidiary, Silver Wheaton (Caymans) Ltd., which is incorporated and operated in the Cayman Islands, the Company’s profits bear no tax.  Management views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

REVENUE RECOGNITION

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

FUTURE CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS

The CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income (“Section 1530”), Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), and Handbook Section 3865, Hedges (“Section 3865”), which become effective for the Company for periods beginning on or after January 1, 2007.

COMPREHENSIVE INCOME

Section 1530 introduces Comprehensive income which is comprised of Net earnings and Other comprehensive income and represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (“OCI”) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Silver Wheaton’s Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income (“AOCI”), will be presented as a new category of Shareholders’ equity in the Consolidated Balance Sheet.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net earnings. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in Net earnings, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

13	MANAGEMENT’S DISCUSSION AND ANALYSIS

HEDGES

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net earnings. The change in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net earnings. The amounts recognized in AOCI will be reclassified to Net earnings in the periods in which Net earnings is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net earnings.  The Company had no outstanding hedging relationships at December 31, 2006.

IMPACT OF ADOPTING SECTIONS 1530, 3855 and 3865

The transition adjustment will be recognized in the opening balance of AOCI as at January 1, 2007, as a result of adjustments arising due to remeasuring financial assets classified as available-for-sale.

The transition amount that will be recorded in the opening AOCI balance on January 1, 2007 may be material to our consolidated financial position.  The Company is currently analyzing the requirements of these new standards.

RELATED PARTY TRANSACTIONS

At December 31, 2006, Goldcorp owned 49% of the Company’s outstanding common shares.  During the year, the Company purchased 9.0 million ounces (2005 - 7.9 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $35.0 million (2005 - $30.8 million).

On March 30, 2006, Silver Wheaton and Goldcorp amended their existing agreement, as described elsewhere in this Management’s Discussion and Analysis.  As a result of this transaction the Company issued 18 million shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007.  In addition, during September 2006, in connection with Goldcorp’s recent acquisition of Glamis Gold Ltd. (“Glamis”), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from the Peñasquito Project in Mexico.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost.  During the year, total costs reimbursed to Goldcorp were $249,000 compared to $416,000 during 2005. This agreement allows for cancellation with 30 days notice at any time.

In addition, during March 2006, the Company sold leasehold improvements and furniture and fixtures to Goldcorp for $145,000.  At December 31, 2006, Goldcorp owed the Company $17,645 (December 31, 2005 - $nil).

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures.  Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

14	MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervisions of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

~

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

~

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

~

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2006.

The Company’s auditor, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an audit report on management’s assessment of the Company’s internal control over financial reporting.  This audit report has been included with the Company’s audited financial statements.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

FINANCIAL INSTRUMENTS

During the year ended December 31, 2006, the Company has used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition.  The Company does not use interest rate contracts or other derivative financial instruments and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.

OUTLOOK

The Company expects, based upon its current contracts, to have annual silver sales of approximately 15 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.

The Company is unhedged and actively pursuing further growth opportunities.

15	MANAGEMENT’S DISCUSSION AND ANALYSIS

RESERVES AND RESOURCES

(As of December 31, 2005)

	PROVEN AND PROBABLE RESERVES (1,4,5,6)
	PROVEN			PROBABLE			PROVEN & PROBABLE
	TONNES	GRADE	CONTAINED	TONNES	GRADE	CONTAINED	TONNES	GRADE	CONTAINED
SILVER	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
San Dimas	1.42	447	20.4	1.83	401	23.6	3.25	421	44.0
San Martin	0.31	47	0.5	0.58	46	0.9	0.90	47	1.3
Zinkgruvan	6.27	111	22.4	1.89	57	3.5	8.16	98	25.8
Yauliyacu	1.21	124	4.8	1.27	198	8.1	2.48	162	12.9
Total			48.1			36.0			84.0

	MEASURED & INDICATED RESOURCES (1,2,3,4,5,6)
	MEASURED			INDICATED			MEASURED & INDICATED
	TONNES	GRADE	CONTAINED	TONNES	GRADE	CONTAINED	TONNES	GRADE	CONTAINED
SILVER	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
Luismin
San Dimas	-	-	-	-	-	-	-	-	-
San Martin	0.02	204	0.2	0.2	234	1.5	0.22	231	1.7
Zinkgruvan (Zn)	0.61	25	0.5	1.24	86	3.4	1.85	66	3.9
Zinkgruvan (Cu)	-	-	-	2.80	32	2.9	2.80	32	2.9
Yauliyacu	2.11	265	18.0	3.01	353	34.2	5.12	317	52.2
Total			18.7			42.0			60.7

	INFERRED RESOURCES (1,2,3,4,5,6)
	INFERRED
	TONNES	GRADE	CONTAINED
SILVER	Mt	g Ag/t	M oz
Luismin
San Dimas	17.27	321	178.1
San Martin	2.87	111	10.3
Zinkgruvan (Zn)	8.46	105	28.6
Zinkgruvan (Cu)	0.89	28	0.8
Yauliyacu	6.87	293	64.7
Total			282.5

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2005 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.

All Mineral Resources are exclusive of Mineral Reserves.

3.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4.

The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:

a.

San Dimas, San Martin – Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.

b.

Zinkgruvan – John Sullivan, P.Geo., Senior Geologist and Steve Cheeseman, P.Geo., Senior Associate Geologist, both with Watts, Griffis and McOuat Limited of Toronto, Canada.

c.

Yauliyacu – Velasquez Spring, P.Eng., Senior Geologist and G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, both with Watts, Griffis and McOuat Limited of Toronto, Canada.

5.

Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:

a.

San Dimas and San Martin Reserves – US$6.00 per silver ounce

b.

San Dimas and San Martin Resources – US$7.00 per silver ounce

c.

Zinkgruvan Reserves and Resources – US$5.50 per silver ounce

d.

Yauliyacu Reserves and Resources – US$6.00 per silver ounce

6.

Silver Wheaton’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows.  Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore, and therefore a portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

16	MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2005 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2006 available at www.sedar.com, for further information on mined Reserves and Resources, which is subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

17

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying Consolidated Financial Statements of Silver Wheaton Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments.   These Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.  These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all key aspects of our operations.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton.  This Committee reviews our consolidated financial statements and recommends them to the Board for approval.  Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.  Our internal auditors have unrestricted access to the Audit Committee.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows.  The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Peter Barnes	/s/ Nolan Watson
PETER BARNES	NOLAN WATSON
President and Chief Executive Officer	Chief Financial Officer

March 19, 2007

18

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the accompanying consolidated balance sheets of Silver Wheaton Corp. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the consolidated statements of earnings, shareholders’ equity and cash flows for the years ended December 31, 2006 and 2005, the four month period ended December 31, 2004 and the year ended August 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005, the four month period ended December 31, 2004 and the year ended August 31, 2004, in conformity with Canadian generally accepted accounting principles.

As discussed in Note 14 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

On March 19, 2007 we reported separately to the shareholders of Silver Wheaton Corp. that we have also audited, in accordance with Canadian generally accepted auditing standards, financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States as it related to the Company.

Independent Registered Chartered Accountants

Vancouver, Canada

March 19, 2007

19

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Silver Wheaton Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)

pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Silver Wheaton’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton assets that could have a material effect on Silver Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton’s internal controls over financial reporting as of December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2006, Silver Wheaton’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of Silver Wheaton’s internal controls over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Silver Wheaton’s Consolidated Financial Statements for the year ended December 31, 2006.  As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on management’s assessment of Silver Wheaton’s internal control over financial reporting and an unqualified opinion on the effectiveness of Silver Wheaton’s internal control over financial reporting as of December 31, 2006.

/s/ Peter Barnes	/s/ Nolan Watson
PETER BARNES	NOLAN WATSON
President and Chief Executive Officer	Chief Financial Officer

March 19, 2007

20

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Silver Wheaton Corp. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our reports dated March 19, 2007 expressed unqualified opinions on those financial statements.

Independent Registered Chartered Accountants

Vancouver, Canada

March 19, 2007

21	CONSOLIDATED STATEMENTS OF OPERATIONS

				FOUR
		YEAR	YEAR	MONTHS	YEAR
		ENDED	ENDED	ENDED	ENDED
(US dollars and shares in thousands,		DECEMBER 31	DECEMBER 31	DECEMBER 31	AUGUST 31
except per share amounts)	NOTE	2006	2005	2004	2004
Silver sales		$158,541	$70,895	$10,986	$-
Cost of sales		52,772	37,839	5,870	-
Depreciation and amortization		16,538	6,000	797	-
		69,310	43,839	6,667	-
Earnings from operations		89,231	27,056	4,319	-
Expenses and other income
General and administrative [1]		5,700	2,443	5,427	55
Interest expense	5, 6	717	-	-	-
Debt financing costs	6	974	-	-	-
Project evaluation		211	91	69	-
Interest income		(3,221)	(705)	(255)	-
Foreign exchange gain		(370)	(64)	(2,687)	-
		4,011	1,765	2,554	55
Earnings (loss) before discontinued operations		85,220	25,291	1,765	(55)
Loss from discontinued operations		-	-	-	(96)
Net earnings (loss)		$85,220	$25,291	$1,765	$(151)
1) Stock based compensation (a non cash item) included in General and administrative		$1,768	$463	$5,046	$10
Basic earnings (loss) per share from continuing operations		$0.40	$0.15	$0.02	$(0.03)
Diluted earnings (loss) per share from continuing operations		$0.37	$0.15	$0.02	$(0.03)
Basic and diluted loss per share from discontinued operations		$0.00	$0.00	$0.00	$(0.06)
Basic earnings (loss) per share		$0.40	$0.15	$0.02	$(0.09)
Diluted earnings (loss) per share		$0.37	$0.15	$0.02	$(0.09)
Weighted average number of shares outstanding
- basic		210,538	167,538	96,606	1,723
- diluted		232,566	170,987	97,485	1,723

The accompanying notes form an integral part of these consolidated financial statements

22	CONSOLIDATED BALANCE SHEETS

		DECEMBER 31	DECEMBER 31
(US dollars and shares in thousands)	NOTE	2006	2005
Assets
Current
Cash and cash equivalents		$59,994	$117,741
Accounts receivable		1,220	2,491
Silver inventory		-	383
Other		133	44
		61,347	120,659
Long-term investments	3	65,992	15,069
Silver contracts	4	534,683	130,254
Deferred debt financing costs	6	174	-
Other		697	169
		$662,893	$266,151
Liabilities
Current
Accounts payable		$396	$1,761
Accrued liabilities		958	200
Promissory notes	5	20,000	-
		21,354	1,961
Shareholders' Equity
Share purchase options	7(C)	4,680	4,953
Restricted share units		111	26
Warrants	7(B)	38,824	38,867
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 220,562 (December 31, 2005: 183,375)	7(A)	486,071	193,711
Retained earnings		111,853	26,633
		641,539	264,190
		$662,893	$266,151

Commitments (Note 11)

/s/ Peter Barnes

_____________________________

PETER BARNES

President and Chief Executive Officer

/s/ Eduardo Luna

_____________________________

EDUARDO LUNA

Chairman

The accompanying notes form an integral part of these consolidated financial statements

23	CONSOLIDATED STATEMENTS OF CASH FLOWS

				FOUR
		YEAR	YEAR	MONTHS	YEAR
		ENDED	ENDED	ENDED	ENDED
		DECEMBER 31	DECEMBER 31	DECEMBER 31	AUGUST 31
(US dollars in thousands)	NOTE	2006	2005	2004	2004
Operating Activities
Net earnings (loss)		$85,220	$25,291	$1,765	$(55)
Items not affecting cash
Depreciation and amortization		16,538	6,000	797	-
Amortization of debt financing costs		950	-	-	-
Project evaluation costs written off		-	54	-	-
Stock based compensation		1,768	463	5,046	10
Other		(221)	6	(2,615)	-
Change in non-cash working capital	8	467	(1,843)	748	1
Cash generated by (applied to)
operating activities		104,722	29,971	5,741	(44)
Financing Activities
Bank debt drawn down	6	125,000	-	-	-
Bank debt repaid	6	(125,000)	-	-	-
Debt financing costs	6	(1,124)	-	-	-
Shares issued	7(A)	175,150	86,219	104,202	11
Share issue costs		(7,793)	(4,816)	(6,145)	-
Warrants exercised		280	100	-	-
Share purchase options exercised		7,018	1,979	-	-
Cash generated by financing activities		173,531	83,482	98,057	11
Investing Activities
Purchase of long-term investments	3	(50,813)	(15,069)	-	-
Silver contracts	4	(285,408)	(483)	(86,744)	-
Other		-	(182)	-	-
Cash applied to investing activities		(336,221)	(15,734)	(86,744)	-
Effect of exchange rate changes
on cash and cash equivalents		221	33	2,615	-
Cash flows from discontinued operations
Sale of discontinued operations		-	-	-	247
Advances from discontinued operations		-	-	-	14
		-	-	-	261
(Decrease) increase in cash and cash equivalents		(57,747)	97,752	19,669	228
Cash and cash equivalents, beginning of period		117,741	19,989	320	92
Cash and cash equivalents, end of period		$59,994	$117,741	$19,989	$320

At December 31, 2006, the Company’s cash and cash equivalents consisted of $8.0 million in cash (December 31, 2005 - $8.8 million) and $52.0 million in cash equivalents (December 31, 2005 - $108.9 million).  Cash equivalents include term deposits and treasury bills with original maturities of less then 90 days. During the year, the Company paid $717,000 in interest compared to $nil during the periods ended December 31, 2005, 2004 and August 31, 2004.  In addition, the Company paid no income taxes for the periods ended December 31, 2006, 2005 and 2004.

The accompanying notes form an integral part of these consolidated financial statements

24	CONSOLIDATED STATEMENTS OF SHARHOLDERS’ EQUITY

			SHARE	RESTRICTED
(US dollars and shares	COMMON SHARES		PURCHASE	SHARE		RETAINED
in thousands)	SHARES	AMOUNT	OPTIONS	UNITS	WARRANTS	EARNINGS	TOTAL
At December 31, 2004	167,010	$119,464	$5,046	$-	$28,579	$1,342	$154,431
Fair value of stock based compensation	-	-	463	26	-	-	489
Share purchase options exercised	710	2,535	(556)	-	-	-	1,979
Warrants exercised	30	129	-	-	(29)	-	100
Shares issued	15,625	75,902	-	-	10,317	-	86,219
Share issue costs	-	(4,319)	-	-	-	-	(4,319)
Net earnings	-	-	-	-	-	25,291	25,291
At December 31, 2005	183,375	193,711	4,953	26	38,867	26,633	264,190
Fair value of stock based compensation	-	-	1,657	111	-	-	1,768
Share purchase options exercised	2,477	8,948	(1,930)	-	-	-	7,018
Restricted share units exercised	3	26	-	(26)	-	-	-
Warrants exercised	63	323	-	-	(43)	-	280
Shares issued	34,644	290,712	-	-	-	-	290,712
Share issue costs	-	(7,649)	-	-	-	-	(7,649)
Net earnings	-	-	-	-	-	85,220	85,220
At December 31, 2006	220,562	$486,071	$4,680	$111	$38,824	$111,853	$641,539

The accompanying notes form an integral part of these consolidated financial statements

25	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is engaged in the silver mining business.

The Company has entered into long-term contracts to purchase silver produced by Goldcorp (Luismin mines in Mexico), Lundin Mining (Zinkgruvan mine in Sweden) and Glencore (Yauliyacu mine in Peru), whereby Silver Wheaton acquires silver production from the counterparties at a fixed price of $3.90 per ounce (subject to an inflationary adjustment) (Note 4).

The Company trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol SLW.

2

ACCOUNTING POLICIES

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) is provided in Note 14.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Silver Wheaton (Caymans) Ltd. (“SW Caymans”).  The Company’s former subsidiary, Dial Locksmith Ltd. (“Dial”), was consolidated to the date of disposal, February 25, 2004.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term to maturity of less than 91 days.

FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximate their fair values due to their short term nature.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

SILVER INVENTORY

Silver inventory is valued at the lower of average cost and net realizable value.

LONG-TERM INVESTMENTS

Long-term investments are carried at cost. When there is decline in market value that is other than temporary, these investments are written down to provide for the loss.

SILVER CONTRACTS

Contracts for which settlement is called for in silver, the amount of which is based on production at the mines, are recorded at cost.  The cost of these assets is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs.  If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

DEBT FINANCING COSTS

Debt financing costs are deferred and amortized over the expected life of the debt facility.

REVENUE RECOGNITION

Revenue from the sale of silver is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of silver may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

26	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

ACCOUNTING POLICIES (CONT’D)

STOCK-BASED COMPENSATION

The fair value of all stock-based awards granted are estimated using the Black-Scholes model.  The compensation cost related to stock options granted to employees and directors is recorded in the consolidated statements of operations.

INCOME TAXES

The future income tax asset and liability method of accounting for income taxes is used.  As the Company’s profit is derived from its subsidiary, SW Caymans, which is incorporated and operated in the Cayman Islands, the Company’s profits bear no tax.  Management views the subsidiary’s profits as part of its permanent investment in the subsidiary, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, no taxes have been recorded.

EARNINGS PER SHARE

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas where management’s judgment is applied are silver contract valuations, depreciation and income taxes.  Actual results could differ from those reported.

FOREIGN CURRENCY TRANSLATION

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective September 1, 2004, the functional currency of the Company was changed from the Canadian to the United States dollar. This resulted from a change in the nature of the business as all sales and the majority of expenses occur in United States dollars.  Concurrent with this change in functional currency, the Company adopted the United States dollar as its reporting currency. In accordance with Canadian GAAP, the change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing United States / Canadian dollar foreign exchange spot rate, while earnings, losses and shareholders’ equity were translated at historic rates.

FUTURE ACCOUNTING CHANGES

FINANCIAL INSTRUMENTS

The CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income (“Section 1530”), Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), and Handbook Section 3865, Hedges (“Section 3865”), which become effective for the Company for periods beginning on or after January 1, 2007.

COMPREHENSIVE INCOME

Section 1530 introduces Comprehensive income which is comprised of Net income and Other comprehensive income and represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources. Other comprehensive income (“OCI”) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.  For periods beginning on or after January 1, 2007, Silver Wheaton’s Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income (“AOCI”), will be presented as a new category of Shareholders’ equity in the Consolidated Balance Sheet.

27	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net earnings. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in Net earnings, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855.  Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.

HEDGES

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net earnings. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net earnings. The amounts recognized in AOCI will be reclassified to Net earnings in the periods in which net earnings is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net earnings. The Company had no outstanding hedging relationships at December 31, 2006.

IMPACT OF ADOPTING SECTIONS 1530, 3855 AND 3865

The transition adjustment will be recognized in the opening balance of AOCI as at January 1, 2007, as a result of adjustments arising due to remeasuring financial assets classified as available-for-sale.

The transition amount that will be recorded in the opening AOCI balance on January 1, 2007 may be material to our consolidated financial position.   The Company is currently analyzing the requirements of these new standards.

28	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

LONG-TERM INVESTMENTS

	DECEMBER 31, 2006			DECEMBER 31, 2005
(in thousands)	BOOK VALUE	MARKET VALUE	UNREALIZED GAINS	BOOK VALUE	MARKET VALUE	UNREALIZED GAINS

Bear Creek	$32,183	$62,435	$30,252	$13,696	$20,105	$6,409
Revett	11,272	14,144	2,872	1,373	1,544	171
Sabina	11,203	16,156	4,953	-	-	-
Other	11,334	12,763	1,429	-	-	-
	$65,992	$105,498	$39,506	$15,069	$21,649	$6,580

During 2006, Silver Wheaton acquired 2,314,600 shares of Bear Creek Mining Corp. (“Bear Creek”) on the open market at a cost of $18.5 million.  As a result, at December 31, 2006, Silver Wheaton owned 7,676,505 common shares and warrants exercisable to acquire an additional 270,000 common shares, representing approximately 19.1% of the outstanding shares of Bear Creek on an undiluted basis.

During 2006, Silver Wheaton acquired by way of private placement 9,600,000 units of Revett Minerals Inc. (“Revett”), at a price of Cdn$1.13 per unit, for total consideration of $9.5 million (Cdn$10.9 million).  The units are comprised of one common share and one quarter of one share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Revett at a price of Cdn$1.36 for a period of 30 months from the date of issuance.  As a result, at December 31, 2006, Silver Wheaton owned 12,382,900 common shares and warrants exercisable to acquire an additional 2,400,000 common shares, representing approximately 17.2% of the outstanding shares of Revett on an undiluted basis.

During 2006, Silver Wheaton acquired by way of private placement 7,800,000 units of Sabina Silver Corporation (“Sabina”), at a price of Cdn$1.65 per unit, for total consideration of $11.2 million (Cdn$12.9 million).  The units are comprised of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Sabina at a price of Cdn$2.75 for a period of four years from the date of issuance.  As a result, at December 31, 2006, Silver Wheaton owned 7,800,000 common shares and warrants exercisable to acquire an additional 3,900,000 common shares, representing approximately 14.1% of the outstanding shares of Sabina on an undiluted basis.

The above market values of Bear Creek, Revett and Sabina include the estimated value of the warrants acquired as part of the private placements, which have been valued using an option pricing model.

4

SILVER CONTRACTS

	DECEMBER 31, 2006			DECEMBER 31, 2005
(in thousands)	COST	ACCUMULATED DEPRECIATION	NET	COST	ACCUMULATED DEPRECIATION	NET

Luismin	$194,807	$(6,660)	$188,147	$59,132	$(3,517)	$55,615
Zinkgruvan	77,919	(6,102)	71,817	77,919	(3,280)	74,639
Yauliyacu	285,292	(10,573)	274,719	-	-	-
	$558,018	$(23,335)	$534,683	$137,051	$(6,797)	$130,254

LUISMIN

On October 15, 2004, the Company entered into a twenty five year contract to purchase all of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction), for an upfront payment of $36.7 million in cash and 108 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on October 15, 2007).  Under this contract, Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.

29	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

On March 30, 2006, in connection with Goldcorp’s plans to expand the San Dimas mine, Goldcorp and Silver Wheaton amended the contract, eliminating any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at $115.6 million, and a $20 million non-interest bearing promissory note due on March 30, 2007.  At December 31, 2006, Goldcorp owned 49% of the Company’s common shares.

The allocation of the total purchase price is summarized in the table below:

(in thousands)
Purchase Price
October 15, 2004 - initial contract
Cash	$36,744
Shares	21,958
Acquisition costs	430
December 31, 2004 and 2005	59,132
March 30, 2006 - contract amendment
Promissory note (Note 5)	20,000
Shares	115,560
Acquisition costs	115
135,675
December 31, 2006	$194,807

Under the contract, Silver Wheaton is entitled to purchase a 49% interest in production, development or exploration properties acquired by Goldcorp in Mexico until October 15, 2007. In connection with Goldcorp’s recent acquisition of Glamis Gold Ltd. (“Glamis”), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Goldcorp has agreed to negotiate exclusively with Silver Wheaton, for a period of 180 days from the date of Goldcorp’s acquisition of Glamis, for the potential purchase by Silver Wheaton of a portion of the future production of silver to be mined from the Peñasquito Project. If Silver Wheaton and Goldcorp are not successful in entering into a silver purchase agreement on the Peñasquito Project during such time, Silver Wheaton will retain a right of first refusal on any future silver purchase agreements based on the Peñasquito Project, for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton.

For a period of three years, so long as Goldcorp owns at least 20% of the outstanding shares of the Company, it has the right to maintain its pro-rata interest in Silver Wheaton should Silver Wheaton issue any additional shares.

ZINKGRUVAN

In December, 2004, the Company entered into a contract to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront payment of $50 million in cash, 6 million Silver Wheaton common shares (post-consolidation) and 30 million Silver Wheaton common share purchase warrants (each warrant grants the holder the right to purchase 0.20 of one of the Company’s post-consolidation common shares). In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing on December 8, 2007).  The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years.

YAULIYACU

On March 23, 2006, the Company entered into a contract with Glencore to purchase up to 4.75 million ounces of silver per year, for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru.  The upfront payment was $285 million, comprised of $245 million in cash and a $40 million promissory note (Note 5). In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009).  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

30	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

SILVER CONTRACTS (CONT’D)

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.  In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase Price
Cash	$245,000
Promissory note (Note 5)	40,000
Acquisition costs	292
$285,292

PROMISSORY NOTES

On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (Note 4), the Company issued a $40 million promissory note to Glencore, bearing interest at 3% per annum, which was paid in full on May 31, 2006.

On March 30, 2006, as partial consideration for amendments made to the Luismin silver purchase contract (Note 4), the Company issued a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007.  At December 31, 2006 this promissory note was still outstanding.

BANK DEBT

In March 2006, the Company entered into a credit agreement with the Bank of Nova Scotia, as lead arranger and administrative agent, to borrow $100 million under a non revolving term loan (the “Term Loan”) and $25 million under a revolving loan (the “Revolving Loan”).  During April 2006, both the Term Loan and the Revolving Loan were repaid in full.  The Term Loan was cancelled upon repayment, while the Revolving Loan facility remains available.  The interest rate on the Revolving Loan is based on LIBOR plus a spread determined by the Company’s leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25 : 1 and a Leverage Ratio less than or equal to 3.50 : 1.  The Revolving Loan is secured against the Company’s assets including the Luismin, Zinkgruvan and Yauliyacu silver contracts.  Total debt financing costs were $1,124,000, of which $950,000 was amortized to income during the year ended December 31, 2006.

Interest expense and the effective interest rates for the Term Loan and the Revolving Loan are presented below:

(in thousands)	TERM LOAN	REVOLVING LOAN	TOTAL
Interest expense	$404	$80	$484
Interest rate	5.01%	5.01%	5.01%

31	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

7

SHAREHOLDERS’ EQUITY

(A)

SHARES ISSUED

A summary of the Company’s issued and outstanding shares at December 31, 2006, 2005 and 2004 and the changes for the periods ending on those dates is presented below:

	NUMBER OF	PRICE
	SHARES	(CDN$)

At August 31, 2004	1,740,000

Shares issued to Goldcorp in connection with Luismin Transaction (Note 4)	108,000,000	$2.00
Private placement to finance Luismin Transaction	35,000,000	2.00
Shares issued to Lundin in connection with Zinkgruvan Transaction (Note 4)	6,000,000	4.25
Private placement to finance Zinkgruvan Transaction	16,200,000	3.75
Options exercised	70,000	0.75
At December 31, 2004	167,010,000
Public offering	15,625,000	6.40
Options exercised	710,000	3.27
Warrants exercised	30,000	4.00
At December 31, 2005	183,375,000
Shares issued to Goldcorp in connection with Luismin Transaction (Note 4)	18,000,000	7.41
Public offering	16,644,000	12.00
Options exercised	2,477,331	3.27
Warrants exercised	63,280	5.08
Restricted share units exercised	2,500	-
At December 31, 2006	220,562,111

On August 5, 2004, in connection with the Luismin Transaction, the Company raised gross proceeds of $53.2 million (Cdn$70.0 million) from a private placement of 175 million subscription receipts at a price of Cdn$0.40 per unit. On October 22, 2004, each of the subscription receipts was automatically converted without payment of additional consideration into 0.2 common shares (post-consolidation), and one-half of one common share purchase warrant of the Company (TSX: SLW.WT). Five common share purchase warrants entitle the holder to purchase one common share (post-consolidation) at a price of Cdn$4.00 per share for a period of five years expiring August 5, 2009.

On November 30, 2004, in connection with the Zinkgruvan Transaction, the Company raised gross proceeds of $51.0 million (Cdn$60.8 million) from a private placement of 81 million subscription receipts at a price of Cdn$0.75 per unit.  Each subscription receipt was automatically converted without payment of additional consideration into 0.2 Silver Wheaton common shares (post-consolidation) and one-half of one Series “A” common share purchase warrant  (TSX: SLW.WT.A) of Silver Wheaton. Five Series “A” warrants entitle the holder to purchase one Silver Wheaton common share (post-consolidation) at a price of Cdn$5.50 until November 30, 2009.

On December 21, 2004, the Company’s common shares were consolidated on a 5 for 1 basis, reducing the number of common shares outstanding at December 31, 2004 to 167,010,000.

On December 22, 2005, the Company raised gross proceeds of $86.2 million (Cdn$100.0 million) from a private placement of 15,625,000 subscription receipts at a price of Cdn$6.40 per unit.  Each subscription receipt was automatically converted without payment of additional consideration into one common share and one-half of one Series “B” common share purchase warrant (TSX: SLW.WT.B) of the Company. Each Series “B” warrant entitles the holder to purchase one common share at a price of Cdn$10.00 per share for a period of 5 years expiring December 22, 2010.

On March 30, 2006, in connection with the Luismin amendment, the Company issued 18 million common shares to Goldcorp (Note 4), valued at $115.6 million.

On April 20, 2006, the Company raised gross proceeds of $175 million (Cdn$200 million) from a public offering of 16,644,000 common shares at a price of Cdn$12.00 per share.  Share issue costs totalling $7.5 million were incurred as a part of this offering.

32	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

SHAREHOLDERS’ EQUITY (CONT’D)

(B)

WARRANTS

A summary of the Company’s warrants at December 31, 2006, 2005, 2004 and August 31, 2004, and the changes for the periods ending on those dates is presented below:

	WARRANTS OUTSTANDING	WEIGHTED AVG EXERCISE PRICE (CDN$)	EXCHANGE RATIO

At August 31, 2004	-	-
Issued in connection with the Luismin private placement	87,500,000	$0.80	0.2
Issued in connection with the Zinkgruvan private placement	40,500,000	1.10	0.2
Issued to Lundin in connection with the Zinkgruvan Transaction	30,000,000	0.80	0.2
At December 31, 2004	158,000,000	0.88	0.2
Issued in connection with public offering	7,812,500	10.00	1.0
Exercised	(150,000)	0.80	0.2
At December 31, 2005	165,662,500	1.31	0.24
Exercised	(316,400)	1.02	0.2
At December 31, 2006	165,346,100	$1.31	0.24

At issuance, each share purchase warrant and Series “A” warrant (TSX: SLW.WT and SLW.WT.A, respectively) granted the holder the right to purchase one common share of the Company at the applicable exercise price. On December 21, 2004, the Company’s common shares were consolidated 5 for 1.  These warrants were not consolidated, resulting in each warrant granting the holder the right to purchase 0.20 of one of the Company’s post-consolidation common shares.  The Series “B” warrants (SLW.WT.B) were issued after the December 21, 2004 share consolidation, and therefore, each Series “B” warrant entitles the holder the right to purchase one of the Company’s post-consolidation common shares.

Warrants issued during the year ended December 31, 2005 and the four months ended December 31, 2004 have been included in shareholders’ equity at their fair value of $10.3 million and $28.6 million, respectively.

The following table summarizes information about the warrants outstanding at December 31, 2006:

	WARRANTS OUTSTANDING	EXERCISE PRICE (CDN$)	EXCHANGE RATIO	COMMON SHARES TO BE ISSUED UPON EXERCISE OF WARRANTS	EFFECTIVE PRICE PER SHARE (CDN$)	EXPIRY DATE

Share purchase warrants	117,260,500	$0.80	0.20	23,452,100	$4.00	Aug 5, 2009
Series “A” warrants	40,273,100	1.10	0.20	8,054,620	5.50	Nov 30, 2009
Series “B” warrants	7,812,500	10.00	1.00	7,812,500	10.00	Dec 22, 2010
	165,346,100			39,319,220	$5.50

33	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

(C)

SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the Company’s board of directors may, from time to time, grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock-based compensation expense during 2006 included $1.7 million (2005 - $0.4 million) of amortization of the fair value of share purchase options issued, which was determined using the Black-Scholes option valuation method assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 45%, an annual risk-free interest rate of 4.0% and expected lives of 2.5 years.

On December 21, 2004 the Company’s common shares were consolidated on a 5 for 1 basis, therefore, all of the option figures below are presented on a consolidated basis.  At December 31, 2006 there were 3,690,000 options available for grant under the plan.

A summary of the Company’s options at December 31, 2006, 2005 and 2004, and the changes for the periods ending on those dates is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE (CDN$)

At August 31, 2004	70,000	$0.75
Granted	6,500,000	3.26
Exercised	(70,000)	0.75
At December 31, 2004	6,500,000	3.26
Granted	630,000	5.59
Exercised	(710,000)	3.27
At December 31, 2005	6,420,000	3.48
Granted	550,000	12.10
Exercised	(2,477,334)	3.27
At December 31, 2006	4,492,666	$4.66

The following table summarizes information about the options outstanding and exercisable at December 31, 2006.

EXERCISE PRICES (CDN$)	OPTIONS OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	OPTIONS EXERCISABLE
$3.25	3,421,000	2.5 years	3,421,000
$6.03 - $8.55	571,666	3.9 years	361,667
$12.45	500,000	4.3 years	166,667
	4,492,666	2.9 years	3,949,334

34	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

SUPPLEMENTAL CASH FLOW INFORMATION

		DECEMBER 31	DECEMBER 31	DECEMBER 31	AUGUST 31
(in thousands)	NOTE	2006	2005	2004	2004

Change in non-cash working capital
Accounts receivable		$1,271	$(2,074)	$(155)	$(8)
Silver inventory		383	96	(478)	-
Accounts payable		(1,251)	(9)	1,369	9
Accrued liabilities		681	139	61	-
Other		(617)	5	(49)	-
		$467	$(1,843)	$748	$1
Non-cash investing activities, in connection
with the acquisition of silver contracts
Shares issued to Goldcorp	4	$115,560	$-	$21,958	$-
Promissory note issued to Goldcorp	5	$20,000	$-	$-	$-
Shares issued in the Zinkgruvan transaction	4	$-	$-	$27,866	$-

RELATED PARTY TRANSACTIONS

At December 31, 2006, Goldcorp owned 49% of the Company’s outstanding common shares.  During the year, the Company purchased 9.0 million ounces (2005 - 7.9 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $35.0 million (2005 - $30.8 million).

On March 30, 2006, Silver Wheaton and Goldcorp amended their existing contract, as described in Note 4.  As a result of this transaction, the Company issued 18 million shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007.  In addition, during September 2006, in connection with Goldcorp’s recent acquisition of Glamis Gold Ltd. (“Glamis”), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from the Peñasquito Project in Mexico.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost.  During the year, costs reimbursed to Goldcorp were $249,000 compared to $416,000 during 2005. This agreement allows for cancellation with 30 days notice at any time.

In addition, during March 2006, the Company sold leasehold improvements and furniture and fixtures to Goldcorp for $145,000.  At December 31, 2006, Goldcorp owed the Company $17,645 (December 31, 2005 - $nil).

35	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

INCOME TAXES

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

(in thousands)	DECEMBER 31 2006	DECEMBER 31 2005	DECEMBER 31 2004	AUGUST 31 2004
Earnings (loss) from continuing operations before income taxes	$85,220	$25,291	$1,765	$(55)
Canadian federal and provincial income tax rates	34.1%	35.6%	35.6%	35.6%
Income tax expense (recovery) based on above rates	29,077	9,004	629	(19)
Valuation allowance	2,677	568	49	198
Tax effect of non-deductible expenditures	603	174	1,797	3
Lower effective tax rates on earnings of foreign subsidiary	(32,357)	(9,746)	(2,475)	(198)
Income tax losses carried forward not recognized for accounting purposes	-	-	-	16
Actual tax expense	$-	$-	$-	$-

The components of future income taxes are as follows:
(in thousands)	DECEMBER 31 2006	DECEMBER 31 2005	DECEMBER 31 2004	AUGUST 31 2004
Non-capital losses	$4,436	$520	$251	$30
Deductible temporary differences	3,986	2,849	1,245	17
	8,422	3,369	1,496	47
Valuation allowance	(8,422)	(3,369)	(1,496)	(47)
	$-	$-	$-	$-

Prior to the Luismin Transaction, the Company operated primarily in Canada and was subject to taxation at the applicable statutory rates.  Subsequent to the Luismin Transaction, all of the Company’s income generating activities, including the sale of silver, are conducted by its 100% owned subsidiary SW Caymans.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of nil%.  The Company does not have any plans to repatriate this money to Canada.  As a result, no future income tax assets or liabilities have been recognized.

At December 31, 2006, the Company had available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of Cdn$11,993,768 will expire as follows: 2007 - Cdn$25,010, 2011 - Cdn$937,051, 2012 - Cdn$106,430, 2013 - Cdn$481,462, 2014 - Cdn$400,311, 2015 - Cdn$4,025,925, 2016 - Cdn$6,017,579.

COMMITMENTS

In connection with the Luismin and Zinkgruvan Transactions (Note 4), the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment.  In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase up to 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to an inflationary adjustment.

The Company does not have any fixed commitments.

36	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.  This information has been segmented on a silver contract basis.  Prior to the Luismin Transaction on October 15, 2004, the Company operated in one business segment, which was discontinued (Note 13).  As a result, similar figures are not applicable for prior periods.

	YEAR ENDED DECEMBER 31, 2006
(in thousands)	LUISMIN	ZINKGRUVAN	YAULIYAU	CORPORATE	CONSOLIDATED
Statements of Operations
Silver sales	$103,850	$18,903	$35,788	$-	$158,541
Cost of sales	35,016	6,575	11,181	-	52,772
Depreciation	3,143	2,822	10,573	-	16,538
Earnings from operations	65,691	9,506	14,034	-	89,231
Expenses and other income	-	-	-	(4,011)	(4,011)
Net earnings (loss)	$65,691	$9,506	$14,034	$(4,011)	$85,220
Cash flow from operations	$68,293	$13,152	$24,607	$(1,330)	$104,722
Total assets	$188,935	$72,072	$274,720	$127,166	$662,893

	YEAR ENDED DECEMBER 31, 2005
(in thousands)	LUISMIN	ZINKGRUVAN	CORPORATE	CONSOLIDATED
Statements of Operations
Silver sales	$57,406	$13,489	$-	$70,895
Cost of sales	30,754	7,085	-	37,839
Depreciation	2,931	3,069	-	6,000
Earnings from operations	23,721	3,335	-	27,056
Expenses and other income	-	-	(1,765)	(1,765)
Net earnings (loss)	$23,721	$3,335	$(1,765)	$25,291
Cash flow from operations	$26,485	$4,340	$(854)	$29,971
Total assets	$55,614	$77,214	$133,323	$266,151

	FOUR MONTHS ENDED DECEMBER 31, 2004
(in thousands)	LUISMIN	ZINKGRUVAN	CORPORATE	CONSOLIDATED
Statements of Operations
Silver sales	$10,175	$811	$-	$10,986
Cost of sales	5,410	460	-	5,870
Depreciation	586	211	-	797
Earnings from operations	4,179	140	-	4,319
Expenses and other income	-	-	(2,554)	(2,554)
Net earnings (loss)	$4,179	$140	$(2,554)	$1,765
Cash flow from operations	$4,764	$351	$626	$5,741
Total assets	$58,546	$77,708	$20,734	$156,988

37	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

DISCONTINUED OPERATIONS

Effective February 25, 2004, the Company sold its subsidiary, Dial, for cash proceeds of $247,000 to a group that included former directors and shareholders of the Company.

The operations of Dial have been accounted for as a discontinued operation and, for reporting purposes, the results of operations, financial position and cash flows have been segregated from those of continuing operations for the current and prior periods.  The Company has included in the results of discontinued operations the loss on the sale of Dial and the earnings from discontinued operations from the measurement date to the disposal date.

Financial results of discontinued operation:

(in thousands)	DECEMBER 31 2006	DECEMBER 31 2005	DECEMBER 31 2004	AUGUST 31 2004
Sales	$-	$-	$-	$453

Earnings	-	-	-	62
Loss on disposal of Dial (net of income tax of $nil)	-	-	-	(158)
(Loss) earnings from discontinued operations	$-	$-	$-	$(96)

Cash flows from discontinued operations for the year ended August 31, 2004 consist of proceeds from the sale of Dial in the amount $247,000 and advances from Dial to the Company in the amount of $14,000.

14

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  A reconciliation of earnings determined in accordance with Canadian GAAP to earnings and comprehensive income determined under accounting principles which are generally accepted in the United States (“US GAAP”) is as follows:

(in thousands)	DECEMBER 31 2006	DECEMBER 31 2005	DECEMBER 31 2004	AUGUST 31 2004

Earnings as reported under Canadian GAAP	$85,220	$25,291	$1,765	$(151)
Differences between Canadian and US GAAP (a)	(175,973)	(50,051)	(8,028)	-
Loss in accordance with US GAAP	$(90,753)	$(24,760)	$(6,263)	$(151)
Unrealized gains on securities, net of tax of $3,399, $nil, $nil and $nil (b)	29,527	6,580	-	-
Comprehensive loss under US GAAP	$(61,226)	$(18,180)	$(6,263)	$(151)

Loss per share in accordance with US GAAP
Basic and diluted loss per share from continuing operations	$(0.43)	$(0.15)	$(0.06)	$(0.03)
Basic and diluted loss per share from discontinued operations	$-	$-	$-	$(0.06)
Basic and diluted loss per share	$(0.43)	$(0.15)	$(0.06)	$(0.09)

38	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES CONT’D

Assets, Liabilities and Shareholders’ equity determined in accordance with Canadian GAAP are reconciled to Assets, Liabilities and Shareholders’ equity in accordance with US GAAP as follows:

(in thousands)	DECEMBER 31 2006	DECEMBER 31 2005
Assets
In accordance with Canadian GAAP	$662,893	$266,151
Unrealized gains on available-for-sale securities	39,506	6,580
In accordance with US GAAP	$702,399	$272,731

Liabilities
In accordance with Canadian GAAP	$21,354	$1,961
Fair value of warrants (a)	272,489	96,927
Deferred tax liability on available-for-sale securities (b)	3,399	-
Liabilities in accordance with US GAAP	$297,242	$98,888

Shareholders’ equity
In accordance with Canadian GAAP	$641,539	$264,190
Cumulative difference in retained earnings (a)	(234,052)	(58,079)
Reclassification of warrants as a liability (a)	(38,824)	(38,867)
Fair value increment on warrants exercised	387	19
Cumulative unrealized gains on available-for-sale securities, net of tax of $3,399 and $nil (b)	36,107	6,580
In accordance with US GAAP	$405,157	$173,843

Accumulated other comprehensive income
In accordance with Canadian GAAP	$-	$-
Cumulative unrealized gains on available-for-sale securities, net of tax of $3,399 and $nil (b)	36,107	6,580
In accordance with US GAAP	$36,107	$6,580

(a)

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity on the Company’s financial statements.  The US regulatory authorities technical interpretation of US GAAP, in accordance with SFAS 133,  Accounting for Derivative Instruments and Hedging Activities, requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability.  This non-cash adjustment has no effect on the Company’s cash flow or liquidity.

(b)

Under US GAAP (FAS 115 – Accounting For Certain Investments in Debt and Equity Securities), the Company’s long-term investments would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains at December 31, 2006 on available-for-sale securities are not recognized under Canadian generally accepted accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized.

(c)

The Company has adopted SFAS 123(R) – Share Based Payment, effective January 1, 2006.   The Company had previously adopted SFAS 123 – Share Based Payment, the adoption of SFAS 123(R) did not have a material change on the Company’s accounting for share based payments.

39	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 2006 (US Dollars)

FUTURE ACCOUNTING CHANGES

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

On February 16, 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Instruments – an amendment of FASB Statement No. 133 and 140 (“FAS 155”), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings.

GUIDANCE ON ACCOUNTING FOR INCOME TAXES

On July 13, 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”), which provides additional guidance on how to recognize, measure, and disclose income tax benefits. FIN 48 will be effective for the Company on January 1, 2007.  The Company does not believe impact will be material to the consolidated financial position.

GUIDANCE FOR QUANTIFYING FINANCIAL STATEMENTS MISSTATEMENTS

On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SEC staff issued SAB 108 to address what they identified as diversity in practice whereby entities were using either an income statement approach or a balance sheet approach, but not both, when evaluating whether an error is material to an entity’s financial statements. SAB 108 requires that in quantifying and analyzing misstatements, both the income statement approach and the balance sheet approach should be used to evaluate the materiality of financial statement misstatements. SAB 108 became effective for the Company on December 31, 2006.

FRAMEWORK ON FAIR VALUE MEASUREMENT

On September 15, 2006, FASB issued FASB Statement No. 157, Fair Value Reasurements (“FAS 157”), which establishes a framework for measuring fair value in GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements and will be effective for us on January 1, 2008.

The Company is currently assessing the impact of adopting the above standards on the Company’s consolidated financial position and results of operations.

40	CORPORATE INFORMATION

CANADA – HEAD OFFICE

SILVER WHEATION CORP.

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8

T 604 684 9648

F 604 684 3123

www.silverwheaton.com

CAYMAN ISLANDS OFFICE

SILVER WHEATION CAYMANS CORP.

PO Box 1791GT

1st Floor, Cayman Corporate Centre

49 Hospital Road

Grand Cayman, Cayman Islands

T 345 946 7603

F 345 946 7604

STOCK EXCHANGE

Toronto Stock Exchange: SLW

New York Stock Exchange: SLW

DIRECTORS

Peter Barnes

Lawrence Bell

John Brough

Peter Gillin

Douglas Holtby

Eduardo Luna, Chairman

Wade Nesmith

OFFICERS

Peter Barnes

President and Chief Executive Officer

Randy Smallwood

Executive Vice President, Corporate Development

Nolan Watson

Chief Financial Officer

TRANSFER AGENT

CIBC MELLON TRUST COMPANY

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

800 387 0825

Outside of Canada and the United States:

416 643 5500

Email: inquiries@cibcmellon.com

AUDITORS

Deloitte & Touche LL P

Vancouver, BC

INVESTOR RELATIONS

David Awram

Director, Investor Relations

Toll-free: 800 380 8687

Email: info@silverwheaton.com

SILVER WHEATON CORP.	CANADIAN OFFICE Park Place Suite 3400 – 666 Burrard Street Vancouver, BC V6C 2X8 T 604 684 9648 F 604 684 3123 www.silverwheaton.com

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